VIA EDGAR

January 31, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re: Ackrell SPAC Partners I Co.

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed November 26, 2019

CIK 0001790121

Dear Mr. Alper:

Ackrell SPAC Partners I Co. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2019, regarding the amended Draft Registration Statement on Form S-1 filed November 26, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

In addition, we respectfully inform the Staff that the unit structure has changed. Originally each unit contained a share of common stock and a half-warrant; it currently consists of a unit containing a subunit and a half warrant, and each subunit contains a share of common stock and a half-warrant. Each whole warrant still entitles the holder to purchase one share of common stock, no fractional warrants will be issued upon separation of the units and only whole warrants will trade; however upon separation of the units, only subunits will trade and the common stock will not trade separately unless and until we consummate an initial business combination.

Amendment No.1 to Draft Registration Statement

Risk Factors

Risks Associated with Our Business and Securities, page 20

1. We note the conflict of interest relating to EarlyBirdCapital disclosed on the prospectus cover page and elsewhere in the prospectus. Please revise the risk factors section to add back the risk factor regarding this conflict.

We have revised and added back the indicated risk factor in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 49

2. We partially reissue comment 1. Please revise the disclosure to clearly state the circumstances under which you may pay consulting, success or finders fees to your sponsors, officers, directors, initial stockholders or their affiliates in connection with your initial business combination.

We have revised the indicated disclosure in response to the Staff’s comment.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
Ackrell SPAC Partners I Co.

By:	/s/ Michael Ackrell
Name:	Michael Ackrell
Title:	Chairman

cc: Ellenoff Grossman & Schole LLP